CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Digital Return Notes Linked to CMS30, due July 3, 2017	5,008	$1,000.00	$5,008,000.00	$645.03

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-180488

(To Prospectus dated March 30, 2012 and Prospectus

Supplement dated March 30, 2012)

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-5 of this term sheet.

The initial estimated value of the notes as of the pricing date is $956.10 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-5 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$1,000.00	$5,008,000.00
Underwriting discount	$17.50	$87,640.00
Proceeds, before expenses, to BAC	$982.50	$4,920,360.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June 26, 2014

5,008 Units $1,000 principal amount per unit CUSIP No. 06048WPP9 Bank of America Pricing Date June 26, 2014 Settlement Date July 3, 2014 Maturity Date July 3, 2017 Digital Return Notes Linked to CMS30 Maturity of approximately three years The payment at maturity will depend upon the level of the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) on a calculation day shortly before maturity: if CMS30 is greater than or equal to 4.515% (its level on the pricing date plus 1.20%), you will receive $1,000 per unit, plus a return of 21.10% over the principal amount; if CMS30 is less than 3.315% (its level on the pricing date), you will receive $800 per unit, which is 20% less than the principal amount; and in all other cases, the notes will pay 100% of the principal amount. All payments occur at maturity and are subject to the credit risk of Bank of America Corporation No interest payments Limited secondary market liquidity, with no exchange listing Market Downside Protection

Digital Return Notes Linked to CMS30, due July 3, 2017

Summary

The Digital Return Notes Linked to CMS30, due July 3, 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you with a fixed return equal to the Upper Redemption Amount if the Ending Rate of the Market Measure, which is the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”), is greater than or equal to the Upper Reference Rate. If the Ending Rate is less than the Lower Reference Rate, you will receive the Minimum Redemption Amount, which is 20% less than the principal amount of your notes. In all other cases, the amount you receive at maturity will equal the principal amount. Payments on the notes will be calculated based on the $1,000 principal amount per unit and will depend on our credit risk and the performance of CMS30. See “Terms of the Notes” below.

The economic terms of the notes (including the Upper Redemption Amount) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Principal Amount:	$1,000 per unit
Term:	Approximately three years
Market Measure:

30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”), which appears on Reuters page ISDAFIX1 as of 11:00 A.M., New York City time. CMS30 will be determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes” on page TS-8 of this term sheet. CMS30 is more fully described beginning on page TS-9.

Reference Rate:	3.315%, which was the level of CMS30 on the pricing date.
Ending Rate:	The level of CMS30 on the calculation day.
Minimum Redemption Amount:	$800 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Calculation Day:	June 26, 2017
Upper Reference Rate:	4.515%, which is the Reference Rate plus 1.20%.
Upper Redemption Amount:	$1,211 per unit, a 21.10% return over the principal amount.
Lower Reference Rate:	3.315%, which is the Reference Rate.
Fees and Charges:	The underwriting discount of $17.50 per unit listed on the cover page and the hedging related charge of $7.50 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) determined as follows:

Digital Return Notes	TS-2

Digital Return Notes Linked to CMS30, due July 3, 2017

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that CMS30 will increase from the Reference Rate to an Ending Rate greater than or equal to the Upper Reference Rate.

▪	You are willing to risk a loss of 20% of your principal if the Ending Rate is less than the Lower Reference Rate.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that CMS30 will decrease from the Reference Rate or that it will not increase to an Ending Rate greater than or equal to the Upper Reference Rate.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Digital Return Notes	TS-3

Digital Return Notes Linked to CMS30, due July 3, 2017

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount based on the hypothetical terms set forth below. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Rate and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes. The examples are based on:

1)	the Reference Rate of 3.315%;

2)	the Lower Reference Rate of 3.315% (the Reference Rate);

3)	the Upper Reference Rate of 4.515% (the Reference Rate plus 1.20%);

4)	the Upper Redemption Amount of $1,211 per unit; and

5)	the Minimum Redemption Amount of $800 per unit.

For recent actual levels of CMS30, see the section below, “30-Year Constant Maturity Swap Rate.” In addition, all payments on the notes are subject to issuer credit risk.

Example 1

Ending Rate: 7.000%

The Redemption Amount per unit is $1,211, which is a return of 21.10% of the principal amount. Because the Ending Rate is greater than or equal to the Upper Reference Rate, the Redemption Amount per unit will be the Upper Redemption Amount; in no event will the Redemption Amount exceed the Upper Redemption Amount.

Example 2

Ending Rate: 4.000%

The Redemption Amount per unit is $1,000. Because the Ending Rate is greater than or equal to the Lower Reference Rate, but less than the Upper Reference Rate, the Redemption Amount per unit will be the principal amount.

Example 3

Ending Rate: 1.000%

The Redemption Amount per unit is $800, which is a loss of 20% of the principal amount. Because the Ending Rate is less than the Lower Reference Rate, the Redemption Amount per unit will be the Minimum Redemption Amount.

Digital Return Notes	TS-4

Digital Return Notes Linked to CMS30, due July 3, 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-5 of the MTN prospectus supplement and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Your investment in the notes may result in a loss.

The notes do not guarantee the full return of your principal amount. If the Ending Rate is less than the Lower Reference Rate, you will receive at maturity the Minimum Redemption Amount, and you will lose 20% of the principal amount of your notes.

The Redemption Amount will not exceed the Upper Redemption Amount.

The Redemption Amount payable will be limited to the Upper Redemption Amount. Accordingly, even if CMS30 increases substantially as of the calculation day, your return will be limited to the return represented by the Upper Redemption Amount.

Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity.

There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

The Redemption Amount is not linked to CMS30 at any time other than on the calculation day.

Even if CMS30 increases prior to the calculation day but then decreases on the calculation day to a level that is below the Upper Reference Rate, the Redemption Amount will be less than it would have been had the Redemption Amount been linked to CMS30 prior to such decrease. Although the actual level of CMS30 on the maturity date or at other times during the term of the notes may be higher than the Ending Rate, the Redemption Amount will be based solely on the level of CMS30 on the calculation day.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of the Redemption Amount at maturity is dependent upon our ability to repay our obligations on the maturity date, regardless of whether CMS30 increases from the Reference Rate to the Ending Rate. No assurance can be given as to what our financial condition will be on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the level of CMS30, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The public offering price you pay for the notes exceeds the initial estimated value.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of CMS30, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-11. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of CMS30, our creditworthiness and changes in market conditions.

Digital Return Notes	TS-5

Digital Return Notes Linked to CMS30, due July 3, 2017

We cannot assure you that there will be a trading market for your notes.

We will not list the notes on any securities exchange. If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the level of CMS30. The number of potential buyers of your notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We anticipate that MLPF&S and one or more of its affiliates will act as a market-maker for the notes, but none of them is required to do so and may cease to do so at any time. Any price at which MLPF&S or one of its affiliates may bid for, offer, purchase, or sell the notes may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may affect the prices, if any, at which the notes might otherwise trade in the market. In addition, if at any time MLPF&S or one of its affiliates were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes and the Minimum Redemption Amount.

You have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor’s expected impact on the market value of the notes, assuming all other conditions remain constant.

▪	Changes in Interest Rates. Changes in prevailing interest rates may adversely impact CMS30 and the market value of the notes. In particular, if the level of CMS30 decreases, the value of the notes is likely to decrease. However, as the level of CMS30 increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate. If you sell your notes prior to maturity, then you may receive less than the principal amount of your notes and the Minimum Redemption Amount. In addition, because the Redemption Amount for the notes will not exceed the Upper Redemption Amount, we do not expect that the notes will trade in any secondary market at a price that is greater than the Upper Redemption Amount.

▪	Volatility of Market Interest Rates. Volatility is the term used to describe the size and frequency of market fluctuations. An unsettled international environment and related uncertainties may result in greater interest rate volatility, which may continue over the term of the notes. Increases or decreases in the volatility of CMS30 may have an adverse impact on the market value of the notes.

▪	Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and globally, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally, may affect CMS30 and the value of the notes.

▪	Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

▪	Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning CMS30 prior to the maturity date. As the time to maturity decreases, this disparity may decrease, such that the value of the notes will approach the expected Redemption Amount to be paid at maturity.

Recent regulatory investigations regarding potential manipulation of ISDAFIX may adversely affect your notes.

It has been reported that the U.K. Financial Conduct Authority and the U.S. Commodity Futures Trading Commission are working together to investigate potential manipulation of ISDAFIX. If such manipulation occurred, it may have resulted in CMS30 being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAFIX in light of these investigations may result in a sudden or prolonged increase or decrease in reported ISDAFIX, which may have an adverse impact on the trading market for ISDAFIX-benchmarked securities, such as your notes, the market value of your notes and the payments on your notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

We, MLPF&S, MLCS, and our other affiliates play a variety of roles in connection with the issuance of the notes, including acting as agent, calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of MLPF&S, MLCS and other of our affiliates are potentially adverse to your interests as an investor in the notes. None of us, MLPF&S, MLCS and our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Digital Return Notes	TS-6

Digital Return Notes Linked to CMS30, due July 3, 2017

The trading, hedging and other business activities by us and our affiliates may create conflicts of interest with you.

We and our affiliates, including MLPF&S, may engage in trading activities related to CMS30 that are not for your account or on your behalf. We and our affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon CMS30. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of CMS30 or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We and our affiliates, including MLPF&S, expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We and our affiliates, including MLPF&S, also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner similar to that of the notes. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with MLPF&S and one or more of their affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and CMS30. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates, including MLPF&S, will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases or whether the Redemption Amount on the notes is more or less than the principal amount.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may decrease the market value of the notes prior to maturity. In addition, we, or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We, or one or more of our affiliates, including MLPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

You must rely on your own evaluation of the merits of an investment linked to CMS30.

In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in CMS30, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to CMS30 may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning CMS30 from multiple sources, and you should not rely on our views or the views expressed by these entities.

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity.

The notes are considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Digital Return Notes	TS-7

Digital Return Notes Linked to CMS30, due July 3, 2017

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” that will be issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the prospectus and prospectus supplement. The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have a principal amount of $1,000. You may transfer the notes only in whole units. The notes will mature on July 3, 2017.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

No interest payments will be made on the notes.

Payment at Maturity

If the maturity date of the notes falls on a day that is not a business day, we will make the required payment on the next business day and no interest will accrue in respect of the payment made on the next business day.

A “U.S. Government Securities Business Day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Unavailability of CMS30

If on the calculation day, CMS30 is not quoted on the Reuters Screen ISDAFIX1 Page, or any page substituted for that page, then CMS30 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years, commencing on the second U.S. Government Securities Business Day thereafter and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the Ending Rate will be the arithmetic mean of the quotations. If two quotations are provided, the Ending Rate will be the arithmetic mean of the two quotations. If only one quotation is provided, the Ending Rate will equal that one quotation. If no quotations are available, then the Ending Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the calculation day.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the Ending Rate, the Redemption Amount, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Events of Default and Rights of Acceleration

If the notes have become immediately due and payable following an Event of Default (as defined in the Senior Indenture), the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption “ — Redemption Amount Determination,” determined as if the notes matured on the date of acceleration, and the calculation day was approximately the fifth scheduled U.S. Government Securities Business Day immediately preceding the accelerated maturity date. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited under applicable bankruptcy law. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate.

Digital Return Notes	TS-8

Digital Return Notes Linked to CMS30, due July 3, 2017

30-Year Constant Maturity Swap Rate

All disclosures contained in this term sheet regarding CMS30, including, without limitation, its computation, have been derived from publicly available sources. CMS30 is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, would be paid in exchange for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The fixed rate of interest payable on the hypothetical swap is established by ISDAFIX. On a daily basis, ISDAFIX provides average mid-market swap rates at selected maturities in six-major currencies. ISDAFIX rates are based on a mid-day and, in some markets, end-of-day polling of mid-market rates. ISDA established ISDAFIX in 1998 in co-operation with Reuters (now Thomson Reuters) and Intercapital Brokers (now ICAP plc.).

The fixed rate of interest payable on the hypothetical fixed-to-floating U.S. dollar interest rate swap is computed by taking the rates submitted by various dealers, eliminating the highest and lowest rates and calculating the simple average of the remaining rates. The rate provided by each dealer is intended to represent the mean of the rates at which that dealer would itself offer and bid a swap with a 30-year maturity for a notional amount deemed market size for that tenor to a dealer of good credit in the swap market. Dealers are selected by ISDA, ICAP and Thomson Reuters on the basis of reputation among dealers, credit standing, scale of activity in the relevant market, and perceived expertise in the relevant currency. Dealers that consistently fail to provide rates or provide rates that appear to be consistently off the market may be replaced at ISDA’s discretion.

The following table sets forth the historical month-end levels of CMS30 from January 2009 through May 2014, which we obtained from Bloomberg, L.P. page USISDA30. The historical data on CMS30 is not necessarily indicative of the future performance of CMS30 or what the value of the notes may be. Any historical upward or downward trend in the level of CMS30 during any period set forth below is not an indication that the level of CMS30 is more or less likely to increase or decrease at any time over the term of the notes.

CMS30

	2009	2010	2011	2012	2013	2014
January	3.318%	4.440%	4.284%	2.682%	3.017%	3.595%
February	3.460%	4.412%	4.291%	2.777%	2.939%	3.602%
March	3.254%	4.535%	4.316%	2.976%	2.984%	3.552%
April	3.609%	4.316%	4.167%	2.806%	2.801%	3.459%
May	4.183%	4.053%	3.973%	2.350%	3.238%	3.298%
June	4.171%	3.717%	4.103%	2.486%	3.466%
July	4.255%	3.736%	3.844%	2.331%	3.716%
August	4.114%	3.180%	3.187%	2.508%	3.708%
September	3.914%	3.352%	2.713%	2.554%	3.666%
October	4.202%	3.656%	2.999%	2.623%	3.609%
November	4.049%	3.792%	2.752%	2.552%	3.762%
December	4.564%	4.154%	2.607%	2.740%	3.910%

Digital Return Notes	TS-9

Digital Return Notes Linked to CMS30, due July 3, 2017

Movements in CMS30 have historically been correlated to some extent, but not exactly, to movements in the 30-year Constant Maturity Treasury Rate. Various factors that interrelate in complex ways may affect this correlation, and the future relationship between CMS30 and the 30-year Constant Maturity Treasury is uncertain. The 30-year Constant Maturity Treasury Rate expresses the yield to maturity on U.S. Treasury securities assuming a constant maturity of 30 years. This yield is interpolated from the yields of actual actively traded Treasury securities of 30 years. The 30-year Constant Maturity Treasury Rate is determined from fixed, constant maturity points and may not match the exact yield on any one specific 30-year Treasury security.

The graph below reflects the month-end CMS30 relative to the month-end 30-year Constant Maturity Treasury Rate during the period from January 2009 through May 2014. This historical correlation data is not necessarily indicative of the future correlation between CMS30 and the 30-year Constant Maturity Treasury Rate.

Digital Return Notes	TS-10

Digital Return Notes Linked to CMS30, due July 3, 2017

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of CMS30 and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of CMS30. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to not more than $15 per unit). This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of CMS30 and the $1,000 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of CMS30, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $7.50 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

Digital Return Notes	TS-11

Digital Return Notes Linked to CMS30, due July 3, 2017

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes and as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations — Taxation of Debt Securities — Consequences to U.S. Holders — Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 1.1928% per annum (compounded semi-annually) that we established for the notes. The table reflects the expected issuance of the notes on July 3, 2014 and the scheduled maturity date of July 3, 2017. This tax accrual table is based upon a projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of $1,036.32 at maturity. This information is solely for tax purposes and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
July 3, 2014 to December 31, 2014	$5.90	$5.90
January 1, 2015 to December 31, 2015	$12.03	$17.93
January 1, 2016 to December 31, 2016	$12.18	$30.11
January 1, 2017 to July 3, 2017	$6.21	$36.32

Projected Redemption Amount = $1,036.32 per unit of the notes.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes and reduced by any projected payments for previous periods on the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Digital Return Notes	TS-12

Digital Return Notes Linked to CMS30, due July 3, 2017

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after June 30, 2013 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the legislation may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

Digital Return Notes	TS-13

Digital Return Notes Linked to CMS30, due July 3, 2017

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) neither we nor MLPF&S directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our other affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any substantially similar applicable law or regulation) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Digital Return Notes	TS-14

Digital Return Notes Linked to CMS30, due July 3, 2017

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this Note Prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

Where You Can Find More Information

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Digital Return Notes	TS-15